ALSTON&BIRD LLP

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Atlanta, GA 30309-3424

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

October 4, 2011

VIA EDGAR AND FACSIMILE

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, DC 20549-6010

Re:          Clarion Partners Property Trust Inc.

File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Partners Property Trust Inc. (the “Issuer”), to the comment by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided verbally to Alston & Bird LLP on October 3, 2011 regarding the Issuer’s Post-Effective Amendment No. 1 filed September 28, 2011 to its registration statement on Form S-11.  For your convenience, we have set forth below the Staff’s comment followed by the Issuer’s response.

Prospectus Summary, page 9

1)                                     Comment:                                        In the first paragraph under the heading “Clarion Partners Property Trust Inc.,” either delete or add balancing language following the sentence “In an effort to provide our stockholders….”

Response:                                        The Issuer undertakes to add the following sentences to page 9 immediately following the sentence “In an effort to provide our stockholders….”

The redemption plan limits redemptions to shares with a value of 5% of NAV per quarter, or approximately 20% of NAV per year, and our board of directors may modify or suspend the redemption plan. As a result, our shares should be considered as having limited liquidity and at times may be illiquid.

The Issuer will add these sentences in the 424(b)(3) prospectus to be filed with the Commission following the notice of effectiveness.

Atlanta • Brussles • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON
Rosemarie A. Thurston

cc:                                 Mr. Edward L. Carey, Clarion Partners Property Trust Inc.

Mr. Douglas L. DuMond, Clarion Partners Property Trust Inc.

Mr. Jason W. Goode, Alston & Bird LLP